

October 18, 2021

Michael O'Connor
Chief Executive Officer
Rainmaker Worldwide Inc.
271 Brock Street
Peterborough, Ontario Canada K9H 2P8

> **Re: Rainmaker Worldwide Inc.**
> **Registration Statement on Form 10**
> **Filed July 19, 2021, as amended**
> **File No. 000-56311**

Dear Mr. O'Connor:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Arthur Marcus